FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release in and under the headings “About Tesco Stores Ltd.” and “About Wal-Mart / ASDA” and on the websites at www.reducol.com, www.asda.co.uk and Tesco.com are not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	May 9, 2006

Forbes Medi-Tech Announces Launch of First Cholesterol-Lowering Cheddar Cheese

with Reducol™ at UK Wal-Mart /ASDA

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the UK’s second largest retailer, Wal-Mart /ASDA, has launched Heartfelt Plus Natural Cheese incorporating Forbes Medi-Tech’s cholesterol-lowering ingredient, Reducol™. Heartfelt Plus is the first cheddar cheese in the UK to combine both low-fat and cholesterol-lowering benefits. The product is expected to be on store shelves Thursday, May 11th.

“A first of its kind, Heartfelt Plus cheddar cheese is launching into one of the UK’s largest dairy categories with several key competitive advantages,” said Charles Butt, President and CEO of Forbes Medi-Tech. “Heartfelt Plus is competitively priced, low in fat, great tasting and helps lower cholesterol. Wal-Mart / ASDA’s launch of the Heartfelt Plus Natural Cheese follows four months after Tesco, the country's largest retailer, chose to launch a range of Reducol™-based dairy products. Sales of Tesco’s range of Reducol™-based products have doubled since January. We believe that the Heartfelt Plus product launch in the cheese category, estimated at over GBP418 million, will help accelerate the adoption of Reducol™ throughout Europe.”

Natural cheese typically contains a fat content of 30-40 percent. The new Heartfelt Plus cheddar cheese with Reducol™ contains a much lower fat content of 12 percent while maintaining the texture and flavor superiority of hard cheese versus competitive alternatives made from vegetable oil.

The Heartfelt Plus cheese retail price is in line with other value-added cheese products at GBP1.98 for a 200g block. Heartfelt Plus is a branded dairy product created by Fayrefield Foods.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Wal-Mart / ASDA

ASDA Stores Limited (ASDA) is the UK's second largest supermarket chain with 258 supermarkets located across Great Britain selling a range of grocery and non-grocery items. ASDA was acquired by Wal-Mart Stores, Inc in 1999. Additional information on ASDA can be found at www.asda.co.uk

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions; will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on ASDA for the information about Wal-Mart / ASDA provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  Forbes’ statement that Heartfelt Plus is the first cheddar cheese in the UK to combine both low-fat and cholesterol-lowering benefits is based solely on research undertaken by the Company, and while believed by the Company to be true, cannot be guaranteed. This News Release contains forward-looking statements regarding future adoption of Reducol™, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “expected”, “believe”, “estimated”, “will”, “may”, “up to”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s reliance on Fayrefield Foods for performance and the risk of early termination of either the Company’s arrangements with Fayrefield Foods or of Fayrefield Foods’ arrangements with Wal-Mart / ASDA; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Heartfelt Plus product launch will occur as expected or help accelerate the adoption of Reducol™; product development risks; intellectual property risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for new customers; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.